		Chubb Limited Bärengasse 32 CH-8001 Zurich Switzerland	new.chubb.com @Chubb

July 25, 2016

Jim B. Rosenberg Senior Assistant Chief Accountant Office of Healthcare and Insurance Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549 USA

Re:	Chubb Limited Form 8-K Filed May 5, 2016 File No. 001-11778

Dear Mr. Rosenberg,

Thank you for your letter dated July 13, 2016, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Form 8-K filed on May 5, 2016 (the “Form 8-K”) of Chubb Limited (the “Company”, “we” or “our”).

We have considered the Staff’s comments on the Form 8-K carefully. Our written responses are set forth below. To facilitate the Staff’s review, the responses set forth below correspond to the paragraphs of your letter (set forth in bold type).

Exhibits 99.1 and 99.2

1.	You disclose pro forma results reporting the combined company inclusive of the first 14 days of January 2016 (period prior to the acquisition that closed January 14, 2016) and Legacy ACE plus Legacy Chubb Corp historical results for 2015 prepared exclusive of the impact of purchase accounting related to the Chubb Corp acquisition, which may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016 on the use of non-GAAP financial measures, specifically question 100.04. Please review this guidance when preparing your next earnings release and future periodic reports. In this regard, please confirm that you will revise your disclosures when preparing your next earnings release and future periodic reports, as applicable, for the following items:

	•	Remove reference to the words “pro forma” in your presentation. Pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is different than your presentation.

	•	Remove reference to the words “as reported” related to your non-GAAP measures as you do not include these measures in your periodic reports and it could imply they are GAAP numbers.

	•	Clearly label and define all non-GAAP measures. For example, it does not appear that PGAAP and core as related to your results of operations and underwriting performance are clearly defined.

We have considered the Staff’s comments and reviewed the updated Compliance and Disclosure Interpretations issued on May 17, 2016 on the use of non-GAAP measures (the “C&DIs”). We note the Staff’s three specific requests and reference to question 100.04 of the C&DIs regarding the Company’s disclosure of results of the combined company. Specifically, the Staff made reference to the inclusion of Legacy Chubb Corp operations for the first 14 days of January 2016 (i.e., the period prior to our acquisition of The Chubb Corporation (“Chubb Corp”) on January 14, 2016), the 2015 historical results on a combined company basis, and the exclusion of the impact of purchase accounting related to the Chubb Corp acquisition. The purpose of this disclosure is to provide visibility and comparability into the “As If” combined company’s underlying operations and financial results for the entire relevant periods. We believe the inclusion of this presentation benefits investors and other users of the financial statements in assessing and understanding our financial results and trends on an “As If” combined company basis for 2016 and in comparison to prior periods. For example, on a reported basis, the Company’s production for the first quarter shows significant increases year over year due to the acquisition. However, for the first quarter, on an “As If” combined company basis, production declined in the period, which is more indicative of the underlying operations and trends.

We confirm that we will revise our disclosures when preparing future earnings releases and future periodic reports, as applicable, to address the Staff’s comments and ensure consistency with the guidance set forth in the C&DIs, beginning with the Company’s earnings release for the second quarter of 2016. Specifically, we will (i) remove references to the words “pro forma” where the use may be inconsistent with GAAP and Commission rules, (ii) remove references to the words “as reported” related to our non-GAAP measures and (iii) label and define all non-GAAP measures, including defining the meaning of PGAAP and core as used in our reconciliation of non-GAAP measures.

2.	In addition, we noted the following items that are inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016 on the use of non-GAAP financial measures. Please confirm that you will comply with the guidance in your next earnings release and future periodic reports.

•	In the headline of the news release as well as in the text following the headline, provide financial guidance on a GAAP basis with equal or greater prominence to the non-GAAP financial guidance. Refer to Question 102.10. This would also apply to the Chairman and Chief Executive Officer’s remarks on page 2 of exhibit 99.1.

•	The operating income reconciliation on page 26 of Exhibit 99.2 nets tax effect of the first two items which now must be shown separately under Question 102.11.

We have considered the Staff’s comments and we confirm that we will comply with the guidance set forth in the C&DIs in our future earnings releases and periodic reports, as applicable, beginning with the Company’s earnings release for the second quarter of 2016. Specifically, we will present (i) comparable GAAP measures with equal or greater prominence to the non-GAAP measures where required and (ii) income tax effects related to adjustments to arrive at operating income.

* * * * *

In connection with our response to your letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your thoughtful comments and are available to discuss any of our responses with you at your earliest convenience. Please do not hesitate to contact the undersigned at (441) 295-5200.

Sincerely,

/s/ Philip V. Bancroft
Philip V. Bancroft
Chief Financial Officer

cc:	Ibolya Ignat – Senior Staff Accountant
Sasha S. Parikh – Senior Staff Accountant

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